Tactical Investment Series Trust 485BPOS

Exhibit 99(h)(3)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT (this “Agreement”)

between

Tactical Investment Series Trust (the “Trust”)

and

Tactical Fund Advisors, LLC

This Agreement relates to the following series of the Trust:

Fund	Maximum Annual Operating Expense Limit	Expiration Date
Tactical Income Fund	1.99%	April 30, 2024
Tactical Growth Allocation Fund	1.99%	April 30, 2024
TFA Quantitative Fund	1.99%	April 30, 2024
TFA AlphaGen Growth Fund	1.99%	April 30, 2024

IN WITNESS, WHEREOF, the parties hereto have caused this Amended Schedule A to the Expense Limitation Agreement between the Trust and the Adviser, to be executed on their behalf by their duly authorized officers as of May 1, 2023.

Tactical Investment Series Trust By: /s/ Kevin C. Hetzer Name: Kevin C. Hetzer Title: President	Tactical Fund Advisors, LLC By: /s/ Drew K. Horter Name: Drew K. Horter Title: CEO

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